UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

TK Star Design, Inc
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

87255N 108
(CUSIP Number)

Bernard & Yam, LLP
Attention: Bin Zhou, Esq.
401 Broadway Suite 1708
New York, NY 10013
Tel: 212-219-7783
Fax: 212-219-3604
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_____________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Jun Liang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) __
(b) .

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		.

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
10,163,610

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
10,163,610

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,163,610
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.37%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1. Security and Issuer

This statement relates to the shares of the Common Stock, $0.001 Par Value Per Share, issued by Issuer to Reporting Person (the "Shares"), of TK Star Design, Inc (the "Issuer"). The address of the principal executive offices of the Issuer is 25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001.

Item 2. Identity and Background

(a)     This statement is filed by Jun Liang, a citizen and resident of the People’s Republic of China (the "Reporting Person").

(b)     The principal address of Reporting Person is 25-26F Wanxiang Enterprise Building, No.70 Station North Road, Changsha, Hunan Province, China, Postal Code: 410001

(c)     Reporting Person is an individual.

(d)     During the last five years, Reporting Person (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Consideration.

The Shares were acquired by Reporting Person through a share exchange agreement between Reporting Person and Issuer, under which Issuer issued the Shares to Reporting Person in exchange for all the ownership interest owned by Reporting Person in Phoenix International (China) Limited, a Hong Kong company.

Item 4. Purpose of Transaction

On July 20, 2011, Issuer entered a share exchange agreement with Reporting Person, under which Issuer issued the Shares to Reporting Person in exchange for all the ownership interest owned by Reporting Person in Phoenix International (China) Limited, a Hong Kong company.

The Reporting Person may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Person reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5. Interest in Securities of the Issuer

The Reporting Person owns 10,163,610 shares of common stock of the Issuer, representing 23.37% of the issued and outstanding common stock. The Reporting Person has sole voting and dispositive power over the subject securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Agreements, Reporting Person acquired Issuer a total 10,163,610 shares of common stock of the Issuer, representing 23.37% of the issued and outstanding common stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2011	Reporting Person

/s/ Jun Liang
Jun Liang

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